June 22, 2011

VIA COURIER AND EDGAR

Mr. John Hartz

Senior Assistant Chief Accountant

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Stop 4631

Washington, D.C. 20549

Re:	Innospec Inc.

Form 10-K for the Year Ended December 31, 2010

Form 10-Q for the Period Ended March 31, 2011

File No. 1-13879

Dear Mr. Hartz:

We are submitting this response to your letter dated June 6, 2011 (the “Comment Letter”) in respect of the above-referenced filings addressed to Ian P. Cleminson, Executive Vice President and Chief Financial Officer, of Innospec Inc. (the “Corporation”, “Company”, “we”, “us” or “our”). We understand that you will be reviewing our response and may have additional comments. We appreciate the additional time through June 27 that you granted us to respond to your comments.

The responses set forth below correspond to the numbering in the Comment Letter. In addition, for ease of reference, we have reproduced the comments set forth in the Comment Letter in bold text before each response.

Form 10-K for the Year Ended December 31, 2010

General

1. Where a comment below requests additional disclosures or other revisions to be made, please show us in your supplemental response what the revisions will look like. These revisions should be included in your future filings.

Company Response: As requested in your letter, we have provided as part of our responses below proposed additional disclosures or other revisions to be made in our future filings, including interim filings where appropriate. Italicized text in our responses below represents proposed additional disclosures and disclosures proposed to be deleted have been struck through.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Policies

Goodwill, page 33

2. We note your disclosures regarding policy for goodwill. In the interest of providing readers with a better insight into management’s judgments in accounting for goodwill, please disclose if any of your reporting units have estimated fair values that are not substantially in excess of the carrying value. To the extent that goodwill for these reporting units, in the aggregate or individually, could materially impact your operating results, please provide the following disclosures for each of these reporting units:

•	Identify the reporting unit;

•	The percentage by which fair value exceeds the carrying value as of the most-recent step-one test;

•	The amount of goodwill;

•	A description of the assumptions that drive the estimated fair value;

•

A discussion of the uncertainty associated with the key assumptions. For example, assuming you use a discounted cash flow model, to the extent that you have included assumptions in your discounted cash flow model that materially deviates from your historical results, please include a discussion of these assumptions;

•	Explain how the assumptions and methodologies in the current year have changed since the prior year, if applicable, highlighting the impact of any changes; and

•	A discussion of any potential events and/or circumstances that could have a negative effect on the estimated fair value.

If you have determined that the estimated fair value substantially exceeds the carrying value for all of your reporting units, please disclose this determination. Please refer to Item 303 of Regulation S-K and Sections 216 and 501.14 of the Financial Reporting Codification for guidance.

Company Response: The estimated fair values of the Fuel Specialties and Active Chemicals reporting segments (see Company Response to Comment 6) substantially exceed their carrying values. We will make this explicit with additional disclosure in future filings. The estimated fair value of the Octane Additives reporting segment does not substantially exceed its carrying value. Our proposed revised disclosure would have amended our December 31, 2010 Form 10-K as demonstrated below:

Goodwill

The Company’s reporting units, the level at which goodwill is tested for impairment, are consistent with the reportable segments: Fuel Specialties, Active Chemicals and Octane Additives. All of the components in each segment (including products, markets and competitors) have similar economic characteristics and therefore the segments reflect the lowest level at which operations and cash flows can be clearly distinguished, operationally and for financial reporting purposes, from the rest of the Company. The Company tests goodwill annually for impairment, or between years if events occur or circumstances change which suggest that an impairment may have occurred.

The Company elected to perform its annual tests in respect of Fuel Specialties and Active Chemicals goodwill as at December 31 each year. In reviewing for any impairment charge the fair values of the reporting ~~units underlying the~~ segments are ~~is~~ estimated using an after tax cash flow methodology based on management’s best available estimates at that time. The key assumptions underpinning these calculations include future revenue growth, gross margins and the Company’s weighted average cost of capital. At December 31, 2010 we had $108.9 million and $30.1 million of goodwill relating to our Fuel Specialties and Active Chemicals segments ~~businesses~~, respectively. At this date we performed annual impairment tests and concluded that there had been no impairment because the estimated fair values of those reporting segments substantially exceeded the carrying values ~~there has been no impairment of goodwill in respect of those reporting segments~~.

In light of the continuing decline in the Octane Additives market globally, as the Company makes sales of Octane Additives in each quarter, the remaining sales and corresponding cash flows that can be derived from the Octane Additives segment ~~business~~ are reduced, and accordingly the fair value of the Octane Additives segment ~~reporting unit~~ is reduced. As a result, the Company determined that quarterly impairment tests be performed from January 1, 2004 and any impairment charge arising be recognized in the relevant quarter. As a result of the Octane Additives impairment tests performed during 2010, 2009 and 2008 impairment charges of $2.2 million, $2.2 million and $3.7 million, respectively, have been recognized. These charges are non-cash in nature and have no impact on taxation. In 2010 some of the assumptions and estimates underpinning the Octane Additives segment discounted cash flows were revised as part of our planning processes although the methodology was unchanged. These revisions had no material impact on the reporting of goodwill. The most significant revision was that the Company’s weighted average cost of capital was increased to reflect the changing proportion of debt to equity funding of the Company. There is $4.6 million of goodwill remaining at December 31, 2010 which relates to the Octane Additives segment ~~business~~ and equates to the fair value of the goodwill at that date. Given the quantum and predictability of the remaining future cash flows from the Octane Additives segment ~~business~~ the Company expects goodwill impairment charges to be recognized in the income statement on an approximate straight-line basis to December 31, 2012. However, since the remaining sales of the Octane Additives segment are concentrated in a relatively small number of customers, there is an inherent risk that they could decline with unpredictable volatility and severity resulting in an accelerated impairment of the Octane Additives segment goodwill as the forecast discounted cash flows from that segment would be reduced.

We believe that the assumptions used in our annual and quarterly impairment tests are reasonable, but that they are judgmental, and that variations in any of the assumptions may result in materially different calculations of impairment charges, if any.

Results of Operations

Results of Operations – Fiscal 2010 Compared to Fiscal 2009, page 35

3. Please provide a more robust explanation for the changes in your effective tax rate for all periods presented. In particular please address each year-to-year change in the foreign income inclusions, tax credits and rate differentials. The discussion may need to address sales changes by region, or country in order to provide transparency.

Company Response: Our proposed revised disclosure would have amended our December 31, 2010 Form 10-K as demonstrated below:

Income taxes: the effective tax rate, once adjusted for the OFFP and FCPA settlement accrual and adjustment of income tax provisions, was ~~is~~ 13.6% in 2010 compared with 24.3% in 2009. ~~The decrease of 10.7 percentage points is primarily due to the positive impact of taxable profits in different geographical locations. This was in addition to the revised assumption in 2010 that an element of the OFFP and FCPA settlement accruals should be tax deductible; as well as a $1.1 million net deferred tax credit in the third quarter of 2010, primarily in respect of pension plan unrecognized actuarial net losses, following the United Kingdom’s 1% reduction in the corporation tax rate from 28% to 27% in April 2011 enacted in July 2010. Further details are given in Note 7 of the Notes to the Consolidated Financial Statements.~~

(in millions)	2010	2009
Income before income taxes	$70.7	$18.3
Add back OFFP/FCPA settlement accrual	(3.0)	40.2

	$67.7	$58.5

Income taxes	$(3.0)	$11.9
Add back adjustment of income tax provisions	12.2	2.3

	$9.2	$14.2

Adjusted effective tax rate	13.6%	24.3%

In addition to those mentioned above, the following factors had a significant impact on the Company’s effective tax rate as compared to the U.S. federal income tax rate of 35%.

(in millions)	2010	2009

Foreign tax rate differential	$(9.5)	$(3.4)
Foreign income inclusions	5.0	4.2
Foreign tax credit	(5.0)	(3.4)
Tax deductibility of the OFFP/FCPA settlement accrual	(2.0)	—
Deferred tax credit from United Kingdom income tax rate reduction	$(1.1)	$—

The impact on the effective tax rate from profits earned in foreign jurisdictions with lower tax rates, principally in the United Kingdom and Switzerland, varies as the geographical mix of the Company’s profits changes year on year. Foreign income inclusions arise each year from certain types of income earned overseas being taxable under U.S. tax regulations. Foreign tax credits can fully or partially offset these incremental U.S. taxes. In 2010 the Company benefited from the revised assumption that an element of the OFFP and FCPA settlement accrual should be tax deductible. Following the United Kingdom’s 1% reduction in the corporation tax rate from 28% to 27% in April 2011, enacted in July 2010, the Company benefited from a net deferred tax credit in the third quarter of 2010 primarily in respect of pension plan unrecognized actuarial net losses.

Further details are given in Note 7 of the Notes to the Consolidated Financial Statements.

Liquidity and Financial Condition, page 43

Cash, page 43

4. Given your significant foreign operations, please consider enhancing your liquidity disclosure to address the following:

•	Disclose the amount of foreign cash and cash equivalents, and the amount, that if distributed to the parent, would have adverse tax implications; and

•	Discuss the tax implications if the foreign cash and cash equivalents are needed for your operations in the U.S.

Refer to Item 303(a)(1) of Regulation S-K, SEC Release 33-8350 Section IV and Financial Reporting Codification 501.06.a.

Company Response: The Company is in a position to control whether or not to repatriate foreign earnings but does not need, or expect, to do so in the foreseeable future and hence has not provided for future income taxes on the cash held by foreign subsidiaries although we will continue to monitor this position. In addition, the Company is able to draw down $50 million of the external revolving credit facility in the U.S. and hence our proposed additional disclosures would have amended our December 31, 2010 Form 10-K as demonstrated below:

Cash

At December 31, 2010 and 2009 we had cash and cash equivalents of $107.1 million and $68.6 million, respectively, ~~.~~ of which $104.9 million and $67.9 million, respectively, was held by non-U.S. subsidiaries principally in the United Kingdom. The Company is in a position to control whether or not to repatriate foreign earnings but does not need, or expect, to do so in the foreseeable future and hence has not provided for future income taxes on the cash held by foreign subsidiaries although we will continue to monitor this position.

Short-term investments

At December 31, 2010 and 2009 we had short-term investments of $4.2 million and $nil, respectively.

Debt

On February 6, 2009, we entered into a three-year finance facility which provides for borrowings by us of up to $150 million including a term loan of $50 million and revolving credit facility of $100 million. The revolving credit facility can be drawn down until the finance facility expires on February 6, 2012. Up to $50 million of the revolving credit facility may be drawn down by the Company in the U.S.

Financial Statement

Note 2. Accounting Policies

Property, Plant and Equipment, page 59

5. Please disclose whether you allocate a portion of your depreciation and amortization to cost of goods sold. If you do not allocate depreciation and amortization to cost of goods sold, please revise your presentation on the face of your statements of income and throughout the filing to comply with SAB Topic 11:B. If depreciation and amortization are not allocated to cost of goods sold, please remove the gross profit subtotal from the filing. In addition, please ensure that your disclosures throughout the filing relating to cost of goods sold indicate that it is exclusive of depreciation and amortization.

Company Response: A portion of depreciation is included in cost of goods sold but amortization is not. Our proposed additional disclosure would have amended our December 31, 2010 Form 10-K as demonstrated below:

Property, Plant and Equipment: Property, plant and equipment are stated at cost less accumulated depreciation. Depreciation is provided over the estimated useful lives of the assets using the straight-line method and is allocated between cost of goods sold and operating expenses. The cost of additions and improvements are capitalized. Maintenance and repairs are charged to expenses. When assets are sold or retired the associated cost and accumulated depreciation are removed from the consolidated financial statements and any related gain or loss is included in earnings. The estimated useful lives of the major classes of depreciable assets are as follows:

Buildings	7 to 25 years
Equipment	3 to 10 years

Goodwill and Other Intangible Assets: Goodwill and other intangible assets deemed to have indefinite lives are not amortized but are subject to at least annual impairment tests based on projected post-tax cash flows discounted at the Company’s weighted average cost of capital. The annual measurement date for impairment testing of the goodwill relating to the Fuel Specialties and Active Chemicals businesses is December 31. At this date we performed annual impairment tests and concluded that there has been no impairment of goodwill in respect of those reporting segments. Octane Additives business goodwill is tested for impairment at the end of each quarter. As expected the decline in the Octane Additives market has resulted in quarterly impairment charges being incurred from the first quarter of 2004 onwards. It is highly likely that further quarterly charges will be incurred in future years as the market continues to decline. Other intangible assets deemed to have finite lives are amortized using the straight-line method over their estimated useful lives and tested for any potential impairment when events occur or circumstances change which suggest that an impairment may have occurred. Amortization of intangible assets is included within operating expenses.

Note 8. Goodwill, page 78

6. Please clarify your accounting for Goodwill. In particular it appears that you have identified reporting units/components which appear to equal your operating segments that you have aggregated into business segments, which appear to equal your reportable segments. You believe that your business segment is the appropriate level to test Goodwill. Then you refer to determining the fair value of your reporting units. Please consider that the way you have disclosed this may be somewhat unclear. Please provide for us and revise future filings to clearly indicate your reporting units, operating segments and reportable segments and the level at which you determine fair value. In your supplemental response, please specifically identify all reporting units, operating segments and provide a brief summary of your reasoning as to aggregation.

Company Response: Our reporting units, operating segments, business segments and reportable segments all consist of Fuel Specialties, Active Chemicals and Octane Additives. The reasons for this are:

•

All of the components in each segment (including products, markets and competitors) have similar economic characteristics and therefore the segments reflect the lowest level at which operations and cash flows can be clearly distinguished, operationally and for financial reporting purposes, from the rest of the Company; and

•	Our chief operating decision maker regularly reviews the segments’ operating results and uses them to make decisions about resource allocation and assess their performance.

To ensure clarity and consistency, we will revise our disclosures in future filings. Our proposed revised disclosure would have amended our December 31, 2010 Form 10-K as demonstrated below:

The Company’s reporting units, the level at which goodwill is tested for impairment, are ~~generally~~ consistent with ~~the operating segments underlying~~ the reportable segments identified in Note 3: Fuel Specialties, Active Chemicals and Octane Additives. All of the components in each segment (including products, markets and competitors) have similar economic characteristics and therefore the segments reflect the lowest level at which operations and cash flows can be clearly distinguished, operationally and for financial reporting purposes, from the rest of the Company.

The Company tests goodwill annually for impairment, or between years if events occur or circumstances change which suggest that an impairment may have occurred.

~~Innospec divides its business into three distinct segments for both management and reporting purposes: Fuel Specialties, Active Chemicals and Octane Additives. All of the components in each segment (including products, markets and competitors) have similar economic characteristics and management makes key operating decisions based on the performance of each segment. We therefore believe that business segment level is the appropriate reporting unit level for testing the impairment of goodwill.~~

Note 18. Commitments and Contingencies

Contingencies, page 91

7. Tell us whether there is a reasonable possibility that a material loss or additional loss may have been incurred related to NewMarket Corporation. Please disclose the range of reasonably possible losses above the amount accrued, if applicable or state that they cannot be estimated. If you believe that they cannot be estimated, please supplementally tell us why not and describe for us your efforts to perform the estimate.

Please also disclose the amount of damages sought, if specified; and the amount of any accrual, if necessary for an understanding of these matters. Refer to ASC 450-20-50.

Company Response: In the event NewMarket Corporation were to be successful in its litigation against the Company, the Company believes there is a reasonable possibility that a material loss or additional loss may be incurred with respect to the NewMarket litigation if NewMarket could prove both liability and damages. The litigation currently is on the court’s calendar for a trial to commence during the week of September 26, 2011. The Company, upon advice of its outside legal counsel, has filed motions, and will file further motions, to dismiss either certain elements of, or all of, NewMarket’s claims. The Company has reviewed the complaint which does not quantify the amounts being claimed by NewMarket in respect of treble damages of an unspecified amount, plus attorneys’ fees, costs and expenses. However, although discovery is ongoing, the Company does not have access to the requisite financial data in respect of NewMarket’s alleged potential sales and alleged resultant profits and has therefore not been able to estimate a range of potentially reasonable losses for accounting and/or disclosure purposes. Further, even if such information were available, the Company currently believes that the amount of damages based on potential sales and resultant profits would be highly speculative and would not be subject to quantification with any degree of certainty such that any amount is “reasonably” probable. As disclosed in the Company’s December 31, 2010 Form 10-K, the Company’s accounting policy is to recognize future legal and other related professional expenses as and when the associated course of action is committed to. As at March 31, 2011 we had a provision remaining of $1.2 million in respect of probable future legal expenses and provided no additional accruals in respect of this matter. Our proposed additional disclosure would have amended our March 31, 2011 Form 10-Q as demonstrated below:

NewMarket Corporation complaint

On July 23, 2010, NewMarket Corporation and its subsidiary, Afton Chemical Corporation (collectively, “NewMarket”), filed a civil complaint against the Company and its subsidiary, Alcor Chemie Vertriebs GmbH (“Alcor”), in the U.S. District Court for the Eastern District of Virginia. The complaint makes certain claims against the Company and Alcor with respect to alleged violations of provisions of the Robinson-Patman Act, the Virginia Antitrust Act and the Virginia Business Conspiracy Act as a result of alleged actions involving officials in Iraq and Indonesia pertaining to securing sales of the Company’s tetra ethyl lead fuel additive, to the apparent detriment of the plaintiffs and their sales of a competing non-lead based fuel additive. The complaint seeks treble damages of an unspecified amount, plus attorneys’ fees, costs and expenses. The Company believes the complaint is without merit and intends to defend it vigorously, but because of uncertainties associated with the ultimate outcome of the complaint and the costs to the Company of responding to it, we cannot assure you that the ultimate costs and damages, if any, that may be imposed upon us will not have a material adverse effect on our results of operations, financial position and cash flows. On the facts available to us it is not yet possible to form any reasonable estimate of the potential costs and damages that may be imposed upon us, if any, either by reference to a range of possible outcomes or by reference to the lower end of such a range of outcomes. As at March 31, 2011 we had a provision remaining of $1.2 million in respect of probable future legal expenses and provided no additional accruals in respect of this matter.

Note 21. Subsequent Events, page 94

8. You disclosed that you have evaluated subsequent events up to and including February 18, 2011, which is the date the consolidated financial statements were issued. Please note that an SEC filer is no longer required to disclose the date through which subsequent events have been evaluated. Refer to Accounting Standards Update No. 2010-09.

Company Response: Our proposed revised disclosure would have amended our December 31, 2010 Form 10-K as demonstrated below:

The Company has evaluated subsequent events up to and including ~~February 18, 2011, which is~~ the date the consolidated financial statements were issued, and has concluded that no additional disclosures are required in relation to events subsequent to the balance sheet date except for the fact that during January 2011 the Company repurchased 116,820 shares at a cost of $2.3 million.

Pursuant to your Comment Letter request, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any additional questions or comments, please feel free to contact me directly at 011-44-151-348-5830.

/s/ Ian P. Cleminson
Ian P. Cleminson
Executive Vice President and Chief Financial Officer

Cc: Securities and Exchange Commission - Ernest Greene, Staff Accountant